August 27, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:  Net Serviços de Comunicação S.A.
       Form 20-F for Fiscal Year Ended December 31, 2008
       Filed April 23, 2009
       File No. 0-28860

Dear Mr. Spirgel:

     This letter acknowledges the receipt by Net Serviços de Comunicação S.A. (the “Company”) of your letter, dated August 17, 2009 (the “August 17 Letter”), relating to the Company’s letter, dated August 3, 2009, and the Annual Report on Form 20-F of the Company for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2009. The August 17 Letter requested that the Company respond within 10 business days or inform the staff of the Commission when the Company would provide a response. The Company advises the staff of the Commission that it has begun preparation of a response to the August 17 Letter and expects to file such response on approximately September 15, 2009.

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     If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely,

/s/ Márcio Minoru Miyakava
Márcio Minoru Miyakava
Capital Markets Director

cc:   João Adalberto Elek Junior, Chief Financial Officer
       André Muller Borges, Chief Legal Officer